UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


In the Matter of                                                 CERTIFICATE
Exelon Corporation                                                    OF
File No. 70-10189                                                NOTIFICATION

Public Utility Holding Company Act of 1935 (PUHCA)

         Exelon Corporation, a Pennsylvania corporation and registered holding company (Exelon), hereby submits the following Certificate of Notification pursuant to Rule 24. This filing is made pursuant to Exelon's Form U-1 Application-Declaration, as amended (the "Financing U-1"), and the Securities and Exchange Commission's financing and investment orders. This certificate reports activity in File No. 70-10189 for the period January 1, 2005 through March 31, 2005. Any capitalized terms used herein but not defined herein have the respective meanings given in the Financing U-1 or the Commission's Orders.

See Exhibit A for Glossary of Defined Terms

1. Financing Order - The sales of any common stock, Preferred Securities or Equity-Linked Securities by Exelon and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the Authorization Period for each type of issued securities (common stock, Preferred Securities or Equity-Linked Securities).

     None.

2. Financing Order - The total number of shares of Exelon common stock issued or issuable under the options granted during the quarter under employee benefit plans and dividend reinvestment plans including employee benefit plans or dividend reinvestment plans later adopted together with the number of shares issued or issuable during the Authorization Period.

     Total  number  of  shares  issuable  through  the   Authorization   Period:
     42,000,000.

     Shares of common stock issued during the quarter: 4,504,411.

     Total number of shares issued through the Authorization Period: 10,705,163.

3. Financing Order - If Exelon common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

     None.

4. Financing Order - If a guaranty is issued during the quarter, where such guarantee is not exempt under Rule 52, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guaranty.



     ------------------ -------------------------------- ----------------- -------------- ---------------------
         Guarantor                Beneficiary                 Amount           Term             Purpose
     ------------------ -------------------------------- ----------------- -------------- ---------------------
     Exelon             Exelon Investment Holdings            $37,768,986     Five to 17  Surety bond
     Corporation                                                                   years
     ------------------ -------------------------------- ----------------- -------------- ---------------------
     Exelon             PECO                                  $30,623,567       One year  Surety bond
     Corporation
     ------------------ -------------------------------- ----------------- -------------- ---------------------



     The total amount of guaranties outstanding at March 31, 2005 was $1.7 billion.

5. Financing Order - The amount and terms of any Exelon indebtedness issued during the quarter which shall also separately show the amount of indebtedness issued during the Authorization Period.

     Exelon issued commercial paper during the quarter at an average interest rate of 2.56%. Exelon had $290 million in commercial paper outstanding at March 31, 2005. On March 7, 2005, Exelon entered into a $2 billion term loan agreement, which was fully borrowed as of March 31, 2005, at an average interest rate of 3.40%. The loan proceeds were used to fund discretionary contributions of $2 billion to Exelon's pension plans.

     Exelon has $6.8 billion of authority remaining to issue securities during the authorization period.

6. Financing Order - The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter which shall also separately show the outstanding amount as of the end of the applicable period of short-term debt of each Utility Subsidiary.

     a. Overnight commercial paper issued through JP Morgan Chase on behalf of PECO during the first quarter: Daily balances ranged from $0 to $136 million at an average interest rate of 2.71%.
     b. Overnight commercial paper issued on behalf of ComEd during the first quarter: ComEd had no commercial paper activity during the quarter.
     c. Exelon, ComEd, PECO and Generation maintain a $1 billion 5-year credit facility and a $500 million 3-year credit facility to support commercial paper issuances. At March 31, 2005, sublimits under the credit facility were $700 million, $50 million, $300 million and $450 million for Exelon, ComEd, PECO and

          Generation, respectively. Exelon, ComEd, PECO and Generation had approximately $700 million, $24 million, $300 million and $347 million of available capacity under the credit facilities at March 31, 2005. At March 31, 2005, commercial paper outstanding was $290 million at Exelon and $36 million at PECO. ComEd and Generation did not have any commercial paper outstanding at March 31, 2005.
     d. Contributions to and loans from the Utility Money Pool: The activity below reflects contributions to and loans from the Utility Money Pool for the quarter ending March 31, 2005.

       Contributions to the Utility Money Pool



        ----------------------------- ------------------------------------- --------------------------------
        Company                           Maximum Daily Contribution            Average Interest Rate
        ----------------------------- ------------------------------------- --------------------------------
        ComEd                                                 $517,000,000                            2.56%
        ----------------------------- ------------------------------------- --------------------------------
        PECO                                                  $210,000,000                            2.51%
        ----------------------------- ------------------------------------- --------------------------------
        Generation                                                      --                               NA
        ----------------------------- ------------------------------------- --------------------------------
        Unicom Investments                                      $2,500,000                            2.37%
        ----------------------------- ------------------------------------- --------------------------------

       Loans from the Utility Money Pool

        ----------------------------- ------------------------------------- --------------------------------
        Company                            Maximum Daily Borrowing               Average Interest Rate
        ----------------------------- ------------------------------------- --------------------------------
        ComEd                                                           --                               NA
        ----------------------------- ------------------------------------- --------------------------------
        Generation                                            $540,000,000                            2.56%
        ----------------------------- ------------------------------------- --------------------------------
        EBSC                                                  $156,000,000                            2.56%
        ----------------------------- ------------------------------------- --------------------------------
        PECO                                                            --                               NA
        ----------------------------- ------------------------------------- --------------------------------


     e.   Short-term debt outstanding at March 31, 2005.

         ---------------------------------- --------------------------------
                      Utility                           Amount
         ---------------------------------- --------------------------------
         ComEd                                                           --
         ---------------------------------- --------------------------------
         ComEd of Indiana                                                --
         ---------------------------------- --------------------------------
         Generation                                             $37,000,000
         ---------------------------------- --------------------------------
         PECO                                                   $36,000,000
         ---------------------------------- --------------------------------

7. Financing Order - The amount and terms of any financings consummated by any Non-Utility Subsidiary that is not exempt under rule 52 (see U-6B-2 requirement in number 15 below regarding reports of issuances that are exempt) which shall also show separately the amount of non-exempt securities issued by Non-Utility Subsidiaries during the Authorization Period.

     None.

8. Financing Order - The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction which shall also separately show the outstanding amount of Hedge Instruments or Anticipatory Hedges previously reported under this item.

     In the first quarter of 2005, Exelon entered into ten forward-starting interest rate swaps in the aggregate notional amount of $1.0 billion to hedge interest rate exposure associated with future debt issuances. A table summarizing these transactions is presented below:



     ------------ --------------- ---------------- --------------------- -------------- ---------------------
       Entity       Trade Date    Effective Date     Notional Amount         Term           Counterparty
     ------------ --------------- ---------------- --------------------- -------------- ---------------------
     Exelon         1/13/2005        4/30/2005         $100,000,000        10 years     Citibank
     ------------ --------------- ---------------- --------------------- -------------- ---------------------
     Exelon         1/28/2005        6/30/2005         $100,000,000        10 years     Morgan Stanley
     ------------ --------------- ---------------- --------------------- -------------- ---------------------
     Exelon         2/08/2005        6/30/2005         $100,000,000        30 years     Morgan Stanley
     ------------ --------------- ---------------- --------------------- -------------- ---------------------
     Exelon         2/10/2005        6/30/2005         $100,000,000        30 years     Morgan Stanley
     ------------ --------------- ---------------- --------------------- -------------- ---------------------
     Exelon         2/10/2005        6/30/2005         $100,000,000        10 years     Dresdner
     ------------ --------------- ---------------- --------------------- -------------- ---------------------
     Exelon         2/15/2005        6/30/2005         $100,000,000        30 years     Lehman
     ------------ --------------- ---------------- --------------------- -------------- ---------------------
     Exelon         2/17/2005        6/30/2005         $100,000,000        10 years     Lehman
     ------------ --------------- ---------------- --------------------- -------------- ---------------------
     Exelon         2/23/2005        6/30/2005         $100,000,000        30 years     Lehman
     ------------ --------------- ---------------- --------------------- -------------- ---------------------
     Exelon         2/24/2005        6/30/2005         $100,000,000        10 years     JP Morgan
     ------------ --------------- ---------------- --------------------- -------------- ---------------------
     Exelon         3/01/2005        6/30/2005         $100,000,000        10 years     UBS
     ------------ --------------- ---------------- --------------------- -------------- ---------------------



     Exelon has forward-starting interest-rate swaps in the aggregate notional amount of $1,200 million. At March 31, 2005, these interest-rate swaps, designated as cash-flow hedges, had an aggregate fair market value of $42 million based on the present value difference between the contract and market rates at March 31, 2005. If these derivative instruments had been terminated at March 31, 2005, this estimated fair value represents the amount counterparties would pay Exelon.

     The aggregate fair value of Exelon's interest-rate swaps designated as cash-flow hedges that would have resulted from a hypothetical 50 basis point decrease in the spot yield at March 31, 2005 is estimated to be $20 million in the counterparties' favor. If these derivative instruments had been terminated at March 31, 2005, this estimated fair value represents the amount Exelon would pay the counterparties.

     The aggregate fair value of Exelon's interest-rate swaps designated as cash-flow hedges that would have resulted from a hypothetical 50 basis point increase in the spot yield at March 31, 2005 is estimated to be $99 million in Exelon's favor. If these derivative instruments had been terminated at March 31, 2005, this estimated fair value represents the amount the counterparties would pay Exelon.

     In the first quarter of 2005, ComEd entered into four forward-starting interest-rate swaps in the aggregate notional amount of $280 million to lock in interest-rate levels in anticipation of a future financing. A table summarizing these transactions is presented below:



     ------------ --------------- ---------------- --------------------- -------------- ---------------------
     ComEd          3/21/2005       10/31/2005         $70,000,000         30 years     Merrill Lynch
     ------------ --------------- ---------------- --------------------- -------------- ---------------------
     ComEd          3/22/2005       10/31/2005         $70,000,000         30 years     Citibank
     ------------ --------------- ---------------- --------------------- -------------- ---------------------
     ComEd          3/29/2005       10/31/2005         $70,000,000         30 years     Citibank
     ------------ --------------- ---------------- --------------------- -------------- ---------------------
     ComEd          3/29/2005       10/31/2005         $70,000,000         30 years     Dresdner
     ------------ --------------- ---------------- --------------------- -------------- ---------------------



     These forward-starting interest-rate swaps, designated as cash-flow hedges, had an aggregate fair market value of $(3) million based on the present value difference between the contract and market rates at March 31, 2005. If these derivative instruments had been terminated at March 31, 2005, this estimated fair value represents the amount ComEd would pay the counterparties.

     The aggregate fair value of ComEd's interest-rate swaps designated as cash-flow hedges that would have resulted from a hypothetical 50 basis point decrease in the spot yield at March 31, 2005 is estimated to be $25 million in the counterparties' favor. If these derivative instruments had been terminated at March 31, 2005, this estimated fair value represents the amount ComEd would pay the counterparties.

     The aggregate fair value of ComEd's interest-rate swaps designated as cash-flow hedges that would have resulted from a hypothetical 50 basis point increase in the spot yield at March 31, 2005 is estimated to be $17 million in ComEd's favor. If these derivative instruments had been terminated at March 31, 2005, this estimated fair value represents the amount the counterparties would pay ComEd.

9. Financing Order - (a) The name and parent company of any Intermediate Subsidiary or Financing Subsidiary created during the quarter; (b) the amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter, and (c) the amount and terms of any securities issued by any financing subsidiaries during the quarter which shall also separately show the amount of all securities issued by such subsidiaries during the Authorization Period.

a)   None.

b)   1.   PECO contributed $154,614,192 to PECO Wireless, LP.

     2.   PECO contributed $1,546,142 to ExTel Corporation, LLC.

     3.   Generation contributed $7,010,730 to Nuclear U.S. Holdings, Inc.

     4. Nuclear U.S. Holdings, Inc. contributed $70,107 to Nuclear U.S. Investments, LLC.

     5.   Nuclear U.S. Holdings, Inc. contributed $7,010,730 to Nuclear, LP.

     6.   Generation contributed $218,500 to Exelon SHC, Inc.

     7.   Generation   contributed   $4,168,400  to  Exelon  Peaker  Development
          Limited, LLC.

     8.   AmerGen contributed $8,000 to AmerGen Consolidation, LLC.

c) PEC Financial Services, LLC issued $145 million in intercompany debt during the quarter ended March 31, 2005. PEC Financial Services has issued $423 million of intercompany notes during the Authorization Period.

10. Financing Order - If any Subsidiaries are Variable Interest Entities (VIEs) as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs.

     None.

11.  Financing  Order  -  If  any  financing  proceeds  are  used  for  VIEs,  a
     description   of  the   accounting   for  such   transactions   under  FASB
     Interpretation 46R.

     None.

12. Financing Order - Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Exelon, that has engaged in jurisdictional financing transactions during the quarter.

     See Form 10-Q for the quarter ended March 31, 2005 for Exelon, PECO, ComEd and Generation, Commission File Numbers 1-16169, 1-1401, 1-1839 and 333-85496, respectively.

13. Financing Order - A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Exelon on a consolidated basis and of each Utility Subsidiary. ($ in millions)


     ------------------------------------- ----------------- ------------

     Exelon                                     Amount          Ratio
     ------------------------------------- ----------------- ------------

     Common Equity                                   $9,713       40.24%
     ------------------------------------- ----------------- ------------

     Preferred Securities and Minority                   88        0.36%
     Interests
     ------------------------------------- ----------------- ------------

     Long-Term Debt (includes current                12,088        49.76
     maturities)
     ------------------------------------- ----------------- ------------

     Short-Term Debt                                  2,326        9.64%
     ------------------------------------- ----------------- ------------

     Total Capitalization                           $24,135      100.00%
     ------------------------------------- ----------------- ------------




     ------------------------------------ ------------------ ------------

     ComEd                                     Amount           Ratio
     ------------------------------------ ------------------ ------------

     Common Equity                                   $7,497       61.09%
     ------------------------------------ ------------------ ------------

     Preferred Securities and Minority                    7        0.05%
     Interests
     ------------------------------------ ------------------ ------------

     Long-Term Debt (includes current                 4,769       38.86%
     maturities)
     ------------------------------------ ------------------ ------------

     Short-Term Debt                                     --         n.m.
     ------------------------------------ ------------------ ------------

     Total Capitalization                           $12,273      100.00%
     ------------------------------------ ------------------ ------------

     ------------------------------------ ------------------ ------------

     PECO                                      Amount           Ratio
     ------------------------------------ ------------------ ------------

     Common Equity                                   $1,468       23.23%
     ------------------------------------ ------------------ ------------

     Preferred                                           87        1.38%
     ------------------------------------ ------------------ ------------

     Long-Term Debt (includes current                 4,727       74.82%
     maturities)
     ------------------------------------ ------------------ ------------

     Short-Term Debt                                     36        0.57%
     ------------------------------------ ------------------ ------------

     Total Capitalization                            $6,318      100.00%
     ------------------------------------ ------------------ ------------




     ------------------------------------ ------------------ ------------

     Generation                                Amount           Ratio
     ------------------------------------ ------------------ ------------

     Member's Equity                                 $3,824       67.41%
     ------------------------------------ ------------------ ------------

     Minority Interest                                    2        0.03%
     ------------------------------------ ------------------ ------------

     Long-Term Debt (includes current                 1,810       31.91%
     maturities)
     ------------------------------------ ------------------ ------------

     Short-Term Debt                                     37        0.65%
     ------------------------------------ ------------------ ------------

     Total Capitalization                            $5,673      100.00%
     ------------------------------------ ------------------ ------------




     ------------------------------------ ------------------ ------------

     ComEd Indiana                             Amount           Ratio
     ------------------------------------ ------------------ ------------

     Common Equity                                       $5      100.00%
     ------------------------------------ ------------------ ------------

     Preferred                                           --         n.m.
     ------------------------------------ ------------------ ------------

     Long-Term Debt (includes current                    --         n.m.
     maturities)
     ------------------------------------ ------------------ ------------

     Short-Term Debt                                     --         n.m.
     ------------------------------------ ------------------ ------------

     Total Capitalization                                $5      100.00%

     ------------------------------------ ------------------ ------------

14. Financing Order - A retained earnings analysis of Exelon on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

     Retained Earnings analysis at March 31, 2005 (in millions):

     -------------------------------------- --------------------------------
     Exelon
     ------
     -------------------------------------- --------------------------------
     Beginning Balance                                               $3,353
     -------------------------------------- --------------------------------
     Net Income                                                         521
     -------------------------------------- --------------------------------
     Dividends:
     -------------------------------------- --------------------------------
        Common Stock                                                  (267)
     -------------------------------------- --------------------------------
     Ending Balance                                                  $3,607
     -------------------------------------- --------------------------------



     -------------------------------------- --------------------------------
     PECO
     -------------------------------------- --------------------------------
     Beginning Balance                                                 $607
     -------------------------------------- --------------------------------
     Net Income                                                         129
     -------------------------------------- --------------------------------
     Dividends:
     -------------------------------------- --------------------------------
        Common Stock                                                  (115)
     -------------------------------------- --------------------------------
        Preferred Stock                                                 (1)
     -------------------------------------- --------------------------------
     Ending Balance                                                    $620
     -------------------------------------- --------------------------------



     -------------------------------------- --------------------------------
     ComEd (a)
     -------------------------------------- --------------------------------
     Beginning Balance                                               $1,102
     -------------------------------------- --------------------------------
     Net Income                                                          70
     -------------------------------------- --------------------------------
     Dividends:
     -------------------------------------- --------------------------------
        Common Stock                                                  (138)
     -------------------------------------- --------------------------------
     Ending Balance                                                  $1,034
     -------------------------------------- --------------------------------

     (a) As of March 31, 2005, ComEd had appropriated $1,034 million of retained earnings for future dividend payments.

     -------------------------------------- --------------------------------
     ComEd of Indiana
     -------------------------------------- --------------------------------
     Beginning Balance                                                   $3
     -------------------------------------- --------------------------------
     Net Income                                                          --
     -------------------------------------- --------------------------------
     Dividends:
     -------------------------------------- --------------------------------
        Common Stock                                                     --
     -------------------------------------- --------------------------------
     Ending Balance                                                      $3
     -------------------------------------- --------------------------------



     -------------------------------------- --------------------------------
     Generation
     -------------------------------------- --------------------------------
     Beginning Balance                                                 $761
     -------------------------------------- --------------------------------
     Net Income                                                         320
     -------------------------------------- --------------------------------
     Distribution to Member                                            (239)
     -------------------------------------- --------------------------------
     Ending Balance                                                    $842
     -------------------------------------- --------------------------------

15.  Investment Order - U-6B-2 (Financings Exempt from SEC Approval)

     o Information that would be reported on a U-6B-2 for security issuances by Utility Subsidiaries that are exempt from approval by the SEC (i.e., securities (long-term debt) approved by the State commissions).

         See Exhibit B, Item F.

     o Securities issued by a Non-Utility Subsidiary (including intercompany notes; but not money pool transactions which are reported under Item
          6) that are exempt from approval by the SEC (i.e., Non-Utility Subsidiary securities issuances exempt under Rule 52).

         See Exhibit B, Items A through E.

16. Financing Order - Future registration statements filed under the Securities Act of 1933 with respect to securities that are subject of the instant application-declaration will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24.

     See Exelon's Form S-4 Registration Statement under the Securities Act of 1933 filed on February 10, 2005, File No. 333-12270 and as amended on April 14, 2005 and May 16, 2005.

17. Financing Order - A copy of relevant documents (e.g., underwriting agreements, indentures, bank agreements) for the relevant quarter will be filed with, or incorporated by reference from 1933 Act or 1934 Act filings in such Rule 24 Certificates.

     From Exelon's March 31, 2005 10-Q:

     1.   Exhibit  No.  4-3-1  dated  February  15,  2005,   ComEd  $91  million
          tax-exempt First Mortgage Bond refinancing.

     2. Exhibit No. 10-1 dated March 7, 2005, Exelon Corp. $2 billion term loan with Citibank.


18. Financing Order - A computation in accordance with rule 53(a) setting forth Exelon's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Authority (i.e., $4 billion).

     Rule 53(a) provides that a registered holding company's aggregate investment in EWGs and FUCOs may not exceed 50% of its retained earnings. Exelon was granted partial relief from this rule pursuant to the Financing Order, which provides for a Modified Rule 53 Test applicable to Exelon's investments in EWGs and FUCOs of $4,000 million. At March 31, 2005, Exelon's "aggregate investment" (as defined in rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $1,418 million and, accordingly, at March 31, 2005, Exelon's remaining investment capacity under the Modified Rule 53 Test was approximately $2,582 million. At March 31, 2005, Exelon's "consolidated retained earnings" (as defined in rule 53(a) under PUHCA) was $3,276 million.

19. Financing Order - A breakdown showing Exelon's aggregate investment in each EWG or FUCO counting against the EWG/FUCO Authority.

     Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, certain information concerning the aggregate investment by EWG/FUCO Project.

20. Financing Order - Total capitalization ratio of Exelon, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs.

     At March 31, 2005, Exelon's consolidated capitalization ratio as so calculated was 49.76% debt, 40.24% common equity, 9.64% short-term debt, and 0.36% minority interests and preferred securities. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules.)

21.  Financing Order - The market-to-book ratio of Exelon's common stock.

     At March 31, 2005, the  market-to-book  ratio of Exelon's  common stock was
     3.19 to 1.00.

22. Financing Order - Identification of any new EWG or FUCO counting against the requested EWG/FUCO Authority in which Exelon has invested or committed to invest during the preceding quarter.

     There was one acquisition and one disposition of an EWG during the quarter ending March 31, 2005, as follows:

     On January 31, 2005, subsidiaries of Generation completed a series of transactions that resulted in Generation's sale of its investment in Sithe. Specifically, subsidiaries of Generation closed on the acquisition of Reservoir Capital Group's 50% interest in Sithe and the sale of 100% of Sithe to Dynegy, Inc. (Dynegy). Prior to closing on the sale to Dynegy, subsidiaries of Generation received from Sithe approximately $65 million in cash distributions. As a result of the sale, Exelon and Generation deconsolidated from their balance sheets approximately $820 million of debt and were released from approximately $125 million of credit support. Dynegy acquired $32 million of cash as part of the sale of Sithe. Additionally, Exelon has recorded $53 million of liabilities related to certain
     indemnifications   provided  to  Dynegy  and
     other liabilities directly resulting from the transaction. These liabilities were taken into account in the final determination of the net gain on the sale of $21 million (before income taxes). See Note 3 of Exelon's Notes to Consolidated Financial Statements within Exelon's 2004 Form 10-K for further historical information regarding Generation's investment in Sithe.

23. Financing Order - Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Exelon.

     Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1 total earnings growth by EWG and FUCO project in the first quarter of 2005.

24. Financing Order - A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

     Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, a statement of revenue and net income for each EWG and FUCO for the twelve months ended March 31, 2005.

25. Investment Order - Provide a copy of the consolidated balance sheet and income statement for Ventures, Generation and Enterprises.

     Pursuant to a request for confidential treatment under rule 104 (b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, a consolidated balance sheet and income statement for Ventures and Enterprises as of and for the quarter ended March 31, 2005. See Form 10-Q for Generation filed on April 26, 2005.

26. Investment Order - A narrative description of Development Activities and amount expended on Development Activities during the quarter just ended.

     Pursuant to a request for confidential treatment under rule 104 (b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, a description of Development Activities and amount expended on Development Activities during the quarter ended March 31, 2005.




27. Investment Order - A narrative description of each investment made during the quarter just ended including:

     o    Name of the company and its immediate parent;

     o Method of investment (e.g., (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries;
     o Type of company and/or its business (e.g., EWG, FUCO, ETC, Rule 58 Subsidiary, Non-U.S. Energy related Subsidiary, Intermediate Subsidiary, Financing Subsidiary);
     o With respect to Intermediate Subsidiaries and Financing Subsidiaries, the name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter; and
     o With respect to Non-U.S. Energy Related Subsidiaries, the business engaged in and the location (countries) where it does business.



---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
   Immediate       Company /    Type of Company      Method of     Rate of        Amount          Purpose
    Parent        Subsidiary      / Subsidiary      Investment     Interest
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
EED              ComEd          Utility           Capital             NA        $709,132,326  Used for
                                                  contribution                                pension funding
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Ventures       Registered        Short-term loan  LIBOR        $842,145,936  Fund
                                holding company                    plus 110                   subsidiaries
                                                                   basis                      pension
                                                                    points
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           EED            Registered        Capital             NA        $759,648,603  Fund
                                holding company   contribution                                subsidiaries
                                                                                              pension
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           EBSC           Service company   Capital             NA        $245,709,130  Used for
                                                  contribution                                pension funding
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Ventures         Generation     Utility           Capital             NA        $842,145,936  Used for
                                                  contribution                                pension funding
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Generation       Susquehanna    EWG               Capital             NA          $3,396,736  Used for
                 Electric                         contribution                                pension funding
                 company
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Generation       AmerGen        EWG               Capital             NA         $14,021,460  Used for
                                                  contribution                                pension funding
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Generation       Nuclear U.S.   Intermediate      Capital             NA          $7,010,730  Fund
                 Holdings,      subsidiary        contribution                                subsidiaries
                 Inc.                                                                         pension
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Nuclear U.S.     Nuclear U.S.   Intermediate      Capital             NA             $70,107  Fund
Holdings, Inc    Investments,   subsidiary        contribution                                subsidiaries
                 LLC                                                                          pension
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Nuclear U.S.     Nuclear, LP    Intermediate      Capital             NA          $7,010,730  Fund
Holdings, Inc                   subsidiary        contribution                                subsidiaries
                                                                                              pension
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Generation       Exelon SHC,    Intermediate      Capital             NA          $1,021,800  Operating funds
                 Inc.           subsidiary        contribution
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Generation       Exelon         Intermediate      Capital             NA          $4,168,400  Operating funds
                 Peaker         subsidiary        contribution
                 Development
                 Limited, LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon Peaker    ExTex          EWG               Capital             NA          $4,210,500  Used for
Development      LaPorte                          contribution                                pension funding
Limited, LLC     Limited
                 Partnership
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
PECO             PECO           Intermediate      Capital             NA        $154,614,192  Used for
                 Wireless, LP   subsidiary        contribution                                investments
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
PECO             ExTel          Intermediate      Capital             NA          $1,546,142  Used for
                 Corporation,   subsidiary        contribution                                investments
                 LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon AOG       Exelon New     Rule 58           Capital             NA         $95,929,000  Operating funds
Holding 2, Inc.  England                          Contribution
                 Power
                 Marketing, LP
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon AOG       Exelon New     Rule 58           Capital             NA         $   969,000  Operating funds
Holding 1, Inc.  England                          Contribution
                 Power
                 Marketing, LP
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------



                                       13



---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Generation       Exelon         Rule 58           Capital             NA          $3,902,606  Used for
                 Energy                           contribution                                pension funding
                 Company
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Generation       Exelon Capital Intermediate      Capital             NA          $1,055,688  Fund
                 Consolidation  subsidiary        contribution                                decommissioning
                                                                                              trusts
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Limerick I     Decommissioning   Capital             NA              $1,000  Investments in
Generation       NQF, LLC       trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           PeachBottom    Decommissioning   Capital             NA            $274,000  Investments in
Generation       I NQF, LLC     trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           PeachBottom    Decommissioning   Capital             NA              $1,000  Investments in
Generation       II NQF, LLC    trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           PeachBottom    Decommissioning   Capital             NA              $1,000  Investments in
Generation       III NQF, LLC   trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Dresden I      Decommissioning   Capital             NA          $1,721,600  Investments in
Generation       NQF, LLC       trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Dresden II     Decommissioning   Capital             NA            $103,800  Investments in
Generation       NQF, LLC       trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Dresden III    Decommissioning   Capital             NA            $354,000  Investments in
Generation       NQF, LLC       trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           LaSalle I      Decommissioning   Capital             NA             $77,700  Investments in
Generation       NQF, LLC       trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           LaSalle II     Decommissioning   Capital             NA             $56,300  Investments in
Generation       NQF, LLC       trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Byron I NQF,   Decommissioning   Capital             NA              $1,800  Investments in
Generation       LLC            trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC

---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Byron II       Decommissioning   Capital             NA             $34,000  Investments in
Generation       NQF, LLC       trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC

---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Braidwood I    Decommissioning   Capital             NA              $6,300  Investments in
Generation       NQF, LLC       trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Braidwood II   Decommissioning   Capital             NA              $1,000  Investments in
Generation       NQF, LLC       trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Quad Cities    Decommissioning   Capital             NA             $91,300  Investments in
Generation       I NQF, LLC     trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Quad Cities    Decommissioning   Capital             NA             $92,000  Investments in
Generation       II NQF, LLC    trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Zion I NQF,    Decommissioning   Capital             NA            $113,800  Investments in
Generation       LLC            trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC

---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------




                                       14



---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Zion II NQF,   Decommissioning   Capital             NA            $112,700  Investments in
Generation       LLC            trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
AmerGen Energy   AmerGen        Intermediate      Capital             NA              $8,000  Investments in
Company          Consolidation, company           contribution                                decommissioning
                 LLC                                                                          trust
                                                                                              subsidiaries
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
AmerGen          AmerGen TMI    Decommissioning   Capital             NA              $2,000  Investments in
                 NQF, LLC       trust             contribution                                decommissioning
                                                                                              trusts
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
AmerGen          AmerGen        Decommissioning   Capital             NA              $2,000  Investments in
                 Oyster Creek   trust             contribution                                decommissioning
                 NQF, LLC                                                                     trusts
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
AmerGen          AmerGen        Decommissioning   Capital             NA              $2,000  Investments in
                 Clinton NQF,   trust             contribution                                decommissioning
                 LLC                                                                          trusts
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Generation       Exelon         Rule 58           Capital          NA             $4,547,988  Used for
                 PowerLabs,                       contribution                                pension funding
                 LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Enterprises    Intermediate      Revolving        Exelon's       $1,000,000  Operating
                                holding company   credit loan      commercial                 funds
                                                                     rate
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Enterprises      F&M Holdings   Rule 58           Revolving        LIBOR          $8,690,074  Operating funds
                 Company, LLC                     credit loan      plus 50
                                                                   basis
                                                                   points
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
F&M Holdings     II Services,   Rule 58           Revolving        LIBOR              $4,465  Operating funds
Company, LLC     Inc.                             credit loan      plus 50
                                                                   basis
                                                                   points
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
F&M Holdings     Fischbach &    Rule 58           Revolving        LIBOR         $12,146,390  Operating funds
Company, LLC     Moore                            credit loan      plus 50
                 Electric,                                         basis
                 Inc.                                               points
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Enterprises       Exelon        Rule 58           Revolving        LIBOR          $1,256,622  Operating
                 Services,                        credit loan      plus 50                    funds
                 Inc.                                               basis points
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------


28. Investment Order - With respect to reorganizations during the quarter, a narrative description of the reorganization together with specifics as to the assets or securities transferred, the method of transfer and the price or other consideration for the transfer, and the names of the companies involved in the transfer.

     None.



29. Investment Order - A chart showing, as of the end of such quarterly period and reflecting any reorganization accomplished during the quarter, all associated companies of Exelon, in addition to Ventures, that are Non-Utility Subsidiaries and identifying each as an EWG, FUCO, ETC, Rule 58 Subsidiary, Non-U.S.

     Energy Related Subsidiary, Intermediate Subsidiary or Financing Subsidiary, as applicable, and indicating Exelon's percentage equity ownership in each such entity.



-------- ---------------------------------- ------------ ------------- -------------- ---------------------
 Tier                 Company                 Common        Parent     Other Voting      PUHCA Type of
                                              Shares                                      Business and
                                               Owned     Voting Power      Power           Authority
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Public Utility
         Exelon                                                                       Holding Company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   1     Exelon Business Services Company        1           100%           NA        Service Company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (Captive
   1     Unicom Assurance Company, Ltd.*        NA           100%           NA        insurance company)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate
   1     Exelon Investment Holdings, LLC        NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   1     Exelon Capital Trust I*                NA           100%           NA        Financing company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   1     Exelon Capital Trust II*               NA           100%           NA        Financing company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   1     Exelon Capital Trust III*              NA           100%           NA        Financing company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
                                                                                      advantaged
   1     UII, LLC                               100          100%           NA        transactions)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
                                                                                      advantaged
   2     Scherer Holdings 1, LLC                NA           100%           NA        transactions)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
                                                                                      advantaged
   2     Scherer Holdings 2, LLC                NA           100%           NA        transactions)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
                                                                                      advantaged
   2     Scherer Holdings 3, LLC                NA           100%           NA        transactions)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
   2     Spruce Holdings, G.P.2000, LLC         NA           100%           NA        advantaged
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
   2     Spruce Holdings, L.P.2000, LLC         NA           100%           NA        advantaged
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
   3     Spruce Equity Holdings, L.P.           NA          99.0%       Spruce, LP    advantaged
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                NA          1.00%       Spruce, GP
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
   4     Spruce Holdings Trust                  NA           100%           NA        advantaged
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
   2     Wansley Holdings 1, LLC                NA           100%           NA        advantaged
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
   2     Wansley Holdings 2, LLC                NA           100%           NA        advantaged
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Public utility
                                                                                      holding company,
   1     Exelon Ventures Company, LLC           NA           100%           NA        first tier
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   2     URI, LLC                               NA           100%           NA        Financing
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   2     Exelon Synfuel I, LLC                  NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                          Voting
                                                                        limited to
                                                                        tax credit
   3     DTE Buckeye, LLC                       NA           59%        activities    Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   2     Exelon Synfuel II, LLC                 NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                          Voting
                                                                        limited to
                                                                        tax credit
   3     DTE Belews Creek, LLC                  NA           99%        activities    Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   2     Exelon Synfuel III, LLC                NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                          Voting
                                                                        limited to
         Carbontronics Synfuels                                         tax credit
   3     Investors, L.P.                        NA          16.65%      activities    Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Public utility
   2     Exelon Generation Company, LLC         NA           100%           NA        company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in
         Exelon Generation Finance                                                    Financing
   3     Company, LLC                           NA           100%           NA        Order(Financing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     NuStart Energy Development, LLC        NA          ~ 10%           NA        Development company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         ExTex Retail Services Company,
   3     LLC                                    NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     Penesco Company, LLC                   NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (Development
   3     Port City Power, LLC                   NA           100%           NA        Company)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------



                                       16



-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Southeast Chicago Energy
   3     Project, LLC                           NA           100%           NA        EWG
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (captive
   3     Concomber, Ltd.                        NA           100%           NA        insurance company)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     Cenesco Company, LLC                   NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Exelon Allowance Management
   3     Company, LLC                           NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     Susquehanna Electric Company          1,000         100%           NA        EWG
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate
   3     Exelon SHC, Inc.                       NA          85.00%      Generation    subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                NA          14.00%     Peaker DG, LP
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                NA          1.00%        Ventures
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Keystone Fuels, LLC                    NA          20.99%          NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Conemaugh Fuels, LLC                   NA          2.072%          NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate
   3     Nuclear US Holdings, Inc.            73,000         100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate
   4     Nuclear US Investments, LLC            NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                        Nuclear US
                                                                         Holdings,    Intermediate
   4     Nuclear, Limited Partnership           NA          99.00       Inc. as LP    subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                        Nuclear US
                                                                       Investments,
                                                            1.00%        LLC as GP
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   5     AmerGen Energy Company, LLC            NA          50.00%      Generation    EWG
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                         Nuclear,
                                                                          Limited
                                                NA          50.00%      Partnership
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate
   6     AmerGen Consolidation, LLC             NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   7     AmerGen TMI NQF, LLC                   NA           100%           NA        Intermediate
                                                                                      subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   7     AmerGen Oyster Creek NQF, LLC          NA           100%           NA        Intermediate
                                                                                      subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         AmerGen Clinton NQF, LLC                                                     Intermediate
   7                                            NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     TEG Holdings, LLC                      NA           100%           NA        Intermediate
                                                                                      subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate
   4     Tamuin International, Inc.             NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         North America Power Services,                                                Rule 58
   5     Inc.                                   NA           100%           NA
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Sithe Overseas Power Services,                                               Rule 58
   5     Ltd.                                   NA           100%           NA
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   5     Tamuin International Finance, LLC      NA           100%           NA        Financing
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Tamuin International Finance II,                                             Financing
   5     LLC                                    NA           100%           NA
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Tamuin Energy Management                                                     Rule 58
   5     Services, Inc.                         NA           100%           NA
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Tamuin Energy Management                                                     Rule 58
   5     Services II, Inc.                      NA           100%           NA
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Sithe Latin America Holdings,                                                Intermediate
   5     Ltd.                                   NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate
   6     Sithe Pardo Holdings, Ltd.             NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   7     Tamuin Holdings A, LLC                 NA           100%           NA        Financing
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Sithe Tamuin Energy Services II,                                             EWG
   8     S. de R.L. de C.V.                     NA           100%           NA
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   8     Tamuin Holdings III, LLC               NA           100%           NA        Financing
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Sithe Tamuin Investments II, S.                                              Intermediate
   9     de R.L. de C.V.                        NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
  10     Tamuin Mexican Business Trust II       NA          49.50%          NA        EWG
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Termoelectricia Penoles, S. de                                               EWG
  11     R.L. de C.V.                           NA          98.00%          NA
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   7     Sithe Tamuin Holdings, LLC             NA           100%           NA        Financing
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Sithe Tamuin Energy Services, S.                                             EWG
   8     de R.L. de C.V.                        NA           100%           NA
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   8     Tamuin Holdings II, LLC                NA           100%           NA        Financing
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Sithe Tamuin Investments, S. de                                              Intermediate
   9     R.L. de C.V.                           NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Tamuin Development, S. de R.L.                                               Rule 58
  10     de C.V.                                NA          50.00%          NA
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
  10     Tamuin Mexican Business Trust          NA          49.50%          NA        EWG
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Termoelectricia del Golfo, S. de                                             EWG
  11     R.L. de C.V.                           NA          98.00%          NA
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     PECO Energy Power Company            984,000        100%           NA        EWG
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Susquehanna Power Company           1,273,000       100%           NA        EWG
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         The Proprietors of the
   5     Susquehanna Canal                      NA           100%           NA        Inactive
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Exelon Generation International,                                             Intermediate
   3     Inc.                                   NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Exelon Peaker Development                                                    Intermediate
   3     General, LLC                           NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------



                                       17




-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Exelon Peaker Development                                                    Intermediate
   3     Limited, LLC                           NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                          Exelon
                                                                          Peaker
                                                                        Development
         ExTex LaPorte Limited                                           Limited,
   4     Partnership                            NA          99.00%          LLC       EWG
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                          Exelon
                                                                          Peaker
                                                                        Development
                                                            1.00%      General, LLC
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     ExTex Marketing, LLC                   NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                           ExTex
                                                                        Marketing,
   4     ExTex Power, LP                        NA          99.00%          LLC       Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                NA          1.00%       Generation
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate
   3     Exelon AOG Holdings # 1, Inc.          NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate
   3     Exelon AOG Holdings # 2, Inc.          NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                        Exelon AOG
         Exelon New England Power                                       Holdings #
   4     Marketing, LP                          NA          99.00%      2, Inc. LP    Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                        Exelon AOG
                                                                        Holdings #
                                                NA          1.00%       1, Inc. GP
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate
   3     Exelon New England Holdings, LLC       NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     ENEH Services, LLC                     NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Exelon New England Development,
   4     LLC                                    NA           100%           NA        Development company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Exelon Wyman, LLC                      NA           100%           NA        EWG
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Exelon Edgar, LLC                      NA           100%           NA        EWG
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Exelon Framingham, LLC                 NA           100%           NA        EWG
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Exelon Framingham Development,
   4     LLC                                    NA           100%           NA        Development company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Exelon West Medway, LLC                NA           100%           NA        EWG
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Exelon West Medway Expansion, LLC      NA           100%           NA        Development company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Exelon West Medway Development,
   4     LLC                                    NA           100%           NA        Development company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Exelon New Boston, LLC                 NA           100%           NA        EWG
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Exelon Hamilton, LLC                   NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     Exelon PowerLabs, LLC                  NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Exelon Generation Consolidation,                                             Intermediate
   3     LLC                                    NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Braidwood 1 NQF, LLC                   NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Braidwood 2 NQF, LLC                   NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Byron 1 NQF, LLC                       NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Byron 2 NQF, LLC                       NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Dresden 1 NQF, LLC                     NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Dresden 2 NQF, LLC                     NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Dresden 3 NQF, LLC                     NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     LaSalle 1 NQF, LLC                     NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     LaSalle 2 NQF, LLC                     NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Limerick 1  NQF, LLC                   NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Limerick 2 NQF, LLC                    NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------



                                       18



-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     PeachBottom 1 NQF, LLC                 NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     PeachBottom 2 NQF, LLC                 NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     PeachBottom 3 NQF, LLC                 NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Quad Cities 1 NQF, LLC                 NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Quad Cities 2 NQF, LLC                 NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Salem 1 NQF, LLC                       NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Salem 2 NQF, LLC                       NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Zion 1 NQF, LLC                        NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Zion 2 NQF, LLC                        NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     Exelon Energy Company                  100          100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         AllEnergy Gas & Electric
   4     Marketing Company, LLC                 NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   5     Texas Ohio Gas, Inc.                   100          100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Non-utility holding
   2     Exelon Enterprises Company, LLC        NA           100%           NA        company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
         Exelon Enterprises Management,                                               Order (Rule 58 and
   3     Inc.                                                100%           NA        Telecommunications)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     CIC Global, LLC                        NA          50.00           NA        ETC
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     UniGrid Energy, LLC                    NA          50.00%          NA        ETC
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Phoenix Foods, LLC                     NA          5.00%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     ECPH, LLC                              NA           100%           NA        Hold ETC investments
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (energy
         UTECH Climate Challenge Fund,                                                related - venture
   5     L.P.                                   NA          24.30%          NA        capital Rule 58)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         ECP Telecommunications Holdings,
   5     LLC                                    NA           100%           NA        Hold ETCs
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   6     Everest Broadband Networks             NA          15.50%          NA        ETC
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   6     Exotrope, Inc.                         NA          < 10%           NA        ETC
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   6     Media Station, Inc.                    NA          2.48%           NA        ETC
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   6     SoftComp, Inc. (Permits Now)           NA          15.51%          NA        Inactive
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   6     VITTS Network Group, Inc.              NA          20.26%          NA        ETC
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   6     OmniChoice.com, Inc.                               30.10%          NA        ETC
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   6     WorldWide Web Network Corp                        < 10.00%         NA        ETC
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
         Exelon Enterprises Investments,                                              Order (Rule 58 and
   5     Inc.                                                100%           NA        ETCs)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     F&M Holdings Company, LLC              NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Oldco VSI, Inc.                        100          100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   5     EGW Meter Services, LLC                NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     II Services, Inc.                                   100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   5     EIS Engineering, Inc.                               100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   6     InfraSource Field Services, LLC        NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     NEWCOSY, Inc.                           1           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Fischbach and Moore Electric,
   4     Inc.                                    1           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     NEWCOTRA, Inc.                          1           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   5     Fischbach and Moore, Inc.               1           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Fischbach and Moore Electrical
   6     Contracting, Inc.                       1           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------



                                       19


-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   6     T.H. Green Electric Co, Inc.            1           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   5     Rand-Bright Corporation                 1           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   5     OSP Servicios S.A. de C.V.*                         100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     EIS Investments, LLC*                  NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     Exelon Services, Inc.                               100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     Unicom Power Marketing, Inc.           100          100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     Adwin Equipment Company                             100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3      Exelon Thermal Holdings, Inc.         100          100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     ETT North America, Inc.                10           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Merger Order
                                                                                      Reserved
                                                                                      Jurisdiction;
                                                                                      Investment U-1 in
                                                                                      Docket 70-9691
         Northwind Thermal Technologies                                               (Rule 58 operating
   5     Canada, Inc.                           10           100%           NA        outside the U.S.)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Merger Order
                                                                                      Reserved
                                                                                      Jurisdiction;
                                                                                      Investment U-1 in
                                                                                      Docket 70-9691
                                                                                      (Rule 58 operating
   6     ETT Canada, Inc.                       10           100%           NA        outside the U.S.)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Merger Order
                                                                                      Reserved
                                                                                      Jurisdiction;
                                                                                      Investment U-1 in
                                                                                      Docket 70-9691
                                                                                      (Rule 58 operating
   7     Northwind Windsor                      NA          50.00%          NA        outside the U.S.)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Exelon Thermal Development, Inc.       100          100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     ETT Boston, Inc.                       100          100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Northwind Boston, LLC                  NA          25.00%          NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate public
          Exelon Energy Delivery Company,                                             utility holding
   1     LLC                                    NA           100%           NA        company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Electric and gas
   2     PECO Energy Company                170,478,507      100%           NA        utility company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         East Coast Natural Gas
   3     Cooperative, LLP                       NA          41.12%          NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     Horizon Energy Company*               1,000         100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Merger Order
                                                                                      reserved
                                                                                      jurisdiction (real
   3     Adwin Realty Company                  1,000         100%           NA        estate)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Ambassador II Joint Venture*           NA          50.00%          NA        Merger Order
                                                                                      reserved
                                                                                      jurisdiction (real
                                                                                      estate)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Merger Order
                                                                                      reserved
                                                                                      jurisdiction (real
   4     Bradford Associates                    NA          50.00%          NA        estate)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Merger Order
                                                                                      reserved
                                                                                      jurisdiction (real
   4     Henderson Ambassador Associates        NA          50.00%          NA        estate)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     PECO Energy Transition Trust           NA           100%           NA        Approved in Merger
                                                                                      Order (financing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     PECO Energy Capital Corp              1,000         100%           NA        Approved in Merger
                                                                                      Order (financing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
   4     PECO Energy Capital Trust III          NA           100%           NA        Order (financing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
   4     PECO Energy Capital, LP                NA          3.00%           NA        Order (financing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     PECO Energy Capital Trust IV           NA           100%           NA        Financing
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     PECO Energy Capital Trust V            NA           100%           NA        Financing
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     PECO Energy Capital Trust VI           NA           100%           NA        Financing
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate
   3     ExTel Corporation, LLC                 NA           100%           NA        Subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate
   4     PECO Wireless, LP                      NA          99.00%         PECO       subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                            1.00%          ExTel
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
   5     ATNP Finance Company                   100          100%           NA        Order (financing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
   5     PEC Financial Services, LLC            NA           100%           NA        Order (financing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Adwin (Schuykill) Cogeneration,
   3     Inc.                                               50.00%          NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Public utility
                                                                                      holding company,
                                                                                      second tier,
                                                                                      electric utility
   2     Commonwealth Edison Company        127,016,488     99.90%          NA        company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Commonwealth Edison Company of                                               Electric utility
   3     Indiana, Inc.                        908,084        100%           NA        company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     ComEd Financing II                     NA           100%           NA        Approved in Merger
                                                                                      Order (financing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------




                                       20


-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
   3     ComEd Financing III                    NA           100%           NA        Order (financing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
   3     ComEd Funding, LLC                     NA           100%           NA        Order (financing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     ComEd Transitional Funding Trust       NA           100%           NA        Approved in Merger
                                                                                      Order (financing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (economic and
                                                                                      community
   3     Edison Development Company             741          100%           NA        development)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Merger Order
                                                                                      Reserved
                                                                                      Jurisdiction;
                                                                                      Investment U-1 in
                                                                                      Docket 70-9691
                                                                                      (economic and
                                                                                      community
   3     Edison Development Canada, Inc.      15,158         100%           NA        development)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Merger Order
                                                                                      Reserved
                                                                                      Jurisdiction;
                                                                                      Investment U-1 in
                                                                                      Docket 70-9691
                                                                                      (economic and
                                                                                      community
   4     Edison Finance Partnership             NA           100%           NA        development)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         * Inactive company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------


Changes During the Quarter

Name Changes
------------
Sithe International, Inc. name changed to Tamuin International, Inc.
January 26, 2005

Sithe Energy Management Services, Inc. name changed to
Tamuin Energy Management Services, Inc.
January 1, 2005

Sithe Energy Management Services II, Inc. name changed to
Tamuin Energy Management Services II, Inc.
January 1, 2005

Sithe Tamuin Holdings II, LLC name changed to
Tamuin Holdings II, LLC
January 26, 2005

Sithe Tamuin Development Services, S. de R.L. de C.V. name changed to Tamuin Development Services, S. de R.L. de C.V.
January 1, 2005

Sithe Tamuin Holdings III, LLC name changed to
Tamuin Holdings III, LLC
January 26, 2005

Sithe Tamuin Holdings A, LLC name changed to
Tamuin Holdings A, LLC
January 1, 2005

Sithe Tamuin Holdings, LLC name changed to
Tamuin Holdings, LLC March 15, 2005

Sithe International Finance II, LLC name changed to
Tamuin International Finance II, LLC
March 29, 2005

Sithe International Finance, LLC name changed to
Tamuin International Finance, LLC
March 15, 2005

Dissolutions
------------

EEI Telecommunications Holdings, LLC
Dissolved March 31, 2005

Exelon Communications Holdings, LLC
Dissolved March 31, 2005

PHT Holdings, LLC
Dissolved March 31, 2005

Exelon Communications Company, LLC
Dissolved March 31, 2005

Dispositions During the Year
----------------------------

ExRES Power Holdings, Inc.
Sold on January 31, 2005

Sithe Energies, Inc.
Sold on January 31, 2005

EXRES SHC, Inc.
Sold on January 31, 2005

S I G N A T U R E

     Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 31, 2005

                                                  EXELON CORPORATION

                                                  By:/s/ Matthew F. Hilzinger
                                                     --------------------------
                                                  Vice President and Corporate
                                                  Controller

                                    Exhibit A
                                    ---------

                            Glossary of Defined Terms
                            -------------------------

AmerGen                    AmerGen Energy Company, LLC
AOG # 1                    Exelon AOG Holding # 1, Inc.
AOG # 2                    Exelon AOG Holding # 2, Inc.
Authorization Period       April 1, 2004 through April 15, 2007
ComEd                      Commonwealth Edison Company
ComEd of Indiana           Commonwealth Edison Company of Indiana, Inc.
EBSC                       Exelon Business Services Company
Exelon                     Exelon Corporation
Enterprises                Exelon Enterprises Company, LLC
EED                        Exelon Energy Delivery Company, LLC
Equity                     Linked Securities Securities, including units
                           consisting of a combination of incorporated options,
                           warrants and/or forward equity purchase contracts
                           with debt, preferred stock, or Preferred Securities.
ERCs                       Energy Related Companies
ETCs                       Exempt telecommunications companies
EWGs                       Exempt wholesale generators
ExTel                      ExTel Corporation, LLC
Financing Order            SEC financing order issued to Exelon on April 1,
                           2004, for the period April 1, 2004 through
                           April 15, 2007
FUCO                       Foreign utility company
ExTex                      ExTex LaPorte Limited Partnership
Generation                 Exelon Generation Company, LLC
GenFinance                 Exelon Generation Finance Company
GP                         General partner
Investment Order           SEC investment order issued to Exelon on
                           June 27, 2002, for the period June 30, 2000 through
                           June 30, 2005
LIBOR                      London interbank offered rate
LP                         Limited Partner
n.m.                       Not meaningful
Peaker DG                  Exelon Peaker Development General, LLC
Peaker DL                  Exelon Peaker Development Limited, LLC
PECO                       PECO Energy Company
PEPCO                      PECO Energy Power Company
Power Holdings             Exelon Power Holdings, LP
PETT                       PECO Energy Transition Trust
Preferred Securities       Including, specifically, trust preferred securities,
                           or monthly income preferred securities.
Sithe                      Sithe Energies, Inc.
ENEH                       Exelon New England Holdings, LLC
Southeast Chicago          Southeast Chicago Energy Project, LLC
SECO                       Susquehanna Electric Company
SPCO                       Susquehanna Power Company
Spruce, GP                 Spruce Holdings GP 2000, LLC
Spruce, LP                 Spruce Holdings LP 2000, LLC
Ventures                   Exelon Ventures Company, LLC

                               Exhibit B - Item 15
                               -------------------
A.
--
Enterprises has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities (draft, promissory note): Revolving credit loan.

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $1,000,000.

4.   Rate of interest per annum of each security: Exelon's commercial rate.

5.   Date of issue, renewal or guaranty of each security: March 25, 2005.

6.   If renewal of security, give date of original issue: Not applicable.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Exelon.

9.   Collateral given with each security: None.

10.  Consideration given for each security: Cash.

11. Application of proceeds for each security: The proceeds from this issuance were used for operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section (a) because of:
     a.   the provisions contained in the first sentence of section 6 (b): [ ]
     b.   the provisions contained in the fourth sentence 6 (b): [ ]
     c.   the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities are exempt from the provisions of section 6(a) by virtue of Section 6(b), give the figures that indicate that the securities or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principle amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6(a) of the Act granted by the first sentence of section 6(b): Not Applicable.

14. If the securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

B.
--

II Services has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities (draft, promissory note): Revolving credit loan.

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $4,465.

4. Rate of interest per annum of each security: One month LIBOR plus 50 basis points.

5. Date of issue, renewal or guaranty of each security: Various, first quarter 2005, 2004.

6.   If renewal of security, give date of original issue: Not applicable.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     F&M Holdings Company, LLC.

9.   Collateral given with each security: None.

10.  Consideration given for each security: Cash.

11. Application of proceeds for each security: The proceeds from the revolving credit loan were used to provide operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section (a) because of:
     a.   the provisions contained in the first sentence of section 6 (b): [ ]
     b.   the provisions contained in the fourth sentence 6 (b): [ ]
     c.   the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities are exempt from the provisions of section 6(a) by virtue of Section 6(b), give the figures that indicate that the securities or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principle amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6(a) of the Act granted by the first sentence of section 6(b): Not Applicable.

14. If the securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

C.
--
Exelon Services, Inc. has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities (draft, promissory note): Revolving credit loan.

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $1,256,622.

4.   Rate of interest per annum of each security: LIBOR plus 50 basis points.

5. Date of issue, renewal or guaranty of each security: January 14, 2005 in the amount of $316,533 and March 16, 2005 in the amount of $940,089.

6.   If renewal of security, give date of original issue: Not applicable.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Enterprises.

9.   Collateral given with each security: None.

10.  Consideration given for each security: Cash.

11. Application of proceeds for each security: The proceeds from the revolving credit loan were used to provide operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section (a) because of:
     a.   the provisions contained in the first sentence of section 6 (b): [ ]
     b.   the provisions contained in the fourth sentence 6 (b): [ ]
     c.   the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities are exempt from the provisions of section 6(a) by virtue of Section 6(b), give the figures that indicate that the securities or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principle amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6(a) of the Act granted by the first sentence of section 6(b): Not applicable.

14. If the securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

D.
----
Fischbach & Moore Electric, Inc. has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities (draft, promissory note): Revolving credit loan.

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $12,146,390.

4.   Rate of interest per annum of each security: LIBOR plus 50 basis points.

5. Date of issue, renewal or guaranty of each security: January 10, 2005, in the amount of $2,250,000 and March 16, 2005 in the amount of $9,896,390.

6.   If renewal of security, give date of original issue: Not applicable.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Enterprises.

9.   Collateral given with each security: None.

10.  Consideration given for each security: Cash.

11. Application of proceeds for each security: The proceeds from this issuance were used for operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section
      (a) because of:
     a.   the provisions contained in the first sentence of section 6 (b): [ ]
     b.   the provisions contained in the fourth sentence 6 (b): [ ]
     c.   the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities are exempt from the provisions of section 6(a) by virtue of Section 6(b), give the figures that indicate that the securities or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principle amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6(a) of the Act granted by the first sentence of section 6(b): Not Applicable.

14. If the securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

E.
--
F&M Holdings Company, LLC has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities (draft, promissory note): Revolving credit loan.

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $8,690,074.

4.   Rate of interest per annum of each security: LIBOR plus 50 basis points.

5.   Date of issue, renewal or guaranty of each security: March 16, 2005.

6.   If renewal of security, give date of original issue: Not applicable.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Enterprises.

9.   Collateral given with each security: None.

10.  Consideration given for each security: Cash.

11. Application of proceeds for each security: The proceeds from this issuance were used for operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section (a) because of:
     a.   the provisions contained in the first sentence of section 6 (b): [ ]
     b.   the provisions contained in the fourth sentence 6 (b): [ ]
     c.   the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities are exempt from the provisions of section 6(a) by virtue of Section 6(b), give the figures that indicate that the securities or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principle amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6(a) of the Act granted by the first sentence of section 6(b): Not Applicable.

14. If the securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

F.
--
ComEd has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Illinois Finance Authority Pollution Control Revenue Refunding Bonds.

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $91,000,000.

4.   Rate of interest per annum of each security: Auction rate.

5.   Date of issue, renewal or guaranty of each security: March 17, 2005.

6.   If renewal of security, give date of original issue: Not applicable.

7. Date of maturity of each security (in the case of demand notes, indicate demand): March 1, 2017.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Various.

9.   Collateral given with each security: First mortgage bond.

10.  Consideration given for each security: Cash.

11. Application of proceeds for each security: The proceeds from this issuance were used to refinance previously issued pollution control revenue bonds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section
      (a) because of:
          a.   the provisions  contained in the first sentence of section 6 (b):
               [ ]
          b.   the provisions contained in the fourth sentence 6 (b): [ ]
          c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities are exempt from the provisions of section 6(a) by virtue of Section 6(b), give the figures that indicate that the securities or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principle amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6(a) of the Act granted by the first sentence of section 6(b): Not Applicable.

14. If the securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (a).